

Mail Stop 3720

August 11, 2015

Gregory B. Maffei
Chief Executive Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re:** **Liberty Broadband Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 31, 2015**
> **File No. 001-36713**

Dear Mr. Maffei:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Katherine C. Jewell
Baker Botts LLP